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                            November 29, 2022

       Howard Berman, Ph.D.
       Chief Executive Officer
       Coya Therapeutics, Inc.
       5850 San Felipe St. Suite 500
       Houston, TX 77057

                                                        Re: Coya Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 18,
2022
                                                            File No. 333-268482

       Dear Howard Berman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 18, 2022

       COYA 201, page 76

   1. We note your revised disclosure on page 77 in response to prior comment 1 that a significant decrease in
the secretion of pro-inflammatory cytokines and a significant increase in the
secretion of anti-inflammatory cytokines. Please expand your disclosure of the second study to
discuss the data from the results to support the conclusions drawn.
       Methodist License Agreement, page 85

   2. We note your disclosure on page 67 that you amended the Methodist License Agreement in September 2022.
Please revise your disclosure on page 85 accordingly and also file such amendment as an
exhibit to the registration statement as required by Item 601(b)(10)
                                                        of Regulation S-K or
tell us why it is not material.
 Howard Berman, Ph.D.
Coya Therapeutics, Inc.
November 29, 2022
Page 2
Exhibits

3. We note your disclosure in the footnotes to the exhibit index that "portions of this exhibit
      (indicated by asterisks) are omitted in accordance with the rules of the SEC." If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain identified information has been excluded from the exhibit because it is both not material and the type of information that the registrant treats as private or confidential.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward Berman, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameCoya Therapeutics, Inc.
                                                            Office of Life
Sciences
November 29, 2022 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName